Exhibit 99.4

C0000000230 | M 104598 LITHIUM AMERICAS CORP. A BRITISH COLUMBIA BUSINESS CORPORATIONS ACT COMPANY THIS CERTIFIES THAT **SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q207 00000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AME RICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero**** SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700 000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERI CAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP SPECIMEN ..zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SP ECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q2070000 0000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICA S*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPEC IMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q207000000 00LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS*CORP.zero****SPECIMEN53680Q20700000000LITHIUM*AMERICAS* Shares * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * Number 00000000 IS THE REGISTERED HOLDER OF **053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERI CAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q207000000 00LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****0 53680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS *CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP. *zero****053680Q20700000000LITHIUM*AMERICAS*CORP. * * 0 * * * zero****053680Q20700000000L ITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****0536 80Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CO RP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITH IUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q 20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP.zero****053680Q20700000000LITHIUM*AMERICAS*CORP. CUSIP 53680Q207 ISIN CA53680Q2071 SEE REVERSE FOR CERTAIN DEFINITIONS FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF LITHIUM AMERICAS CORP. in the Authorized share structure of the above named Company subject to the Articles of the Company transferable on the Central Securities Register of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company. IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers, at Vancouver, British Columbia. Dated: Nov 28, 2017 COUNTERSIGNED AND REGISTERED COMPUTERSHARE TRUST COMPANY, N.A. (CANTON, MA, JERSEY CITY, NJ AND LOUISVILLE, KY) TRANSFER AGENT AND REGISTRAR OR COUNTERSIGNED AND REGISTERED COMPUTERSHARE INVESTOR SERVICES INC. (VANCOUVER) (TORONTO) TRANSFER AGENT AND REGISTRAR Chief Executive Officer and Director President and Vice Chairman By Authorized Officer By Authorized Officer The shares represented by this certificate are transferable at the offices of Computershare Investor Services Inc. in Vancouver, BC and Toronto, ON or at the offices of Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and Louisville, KY. SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS OF DE SECURITE AU VERSO CSAE_WIP_WLBQ_C02.mtl.pulls/000001/000001/i

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears: TEN COM - as tenants in common (Name) CUST (Name) UNIF - (Name) as Custodian for (Name) under the TEN ENT - as tenants by the entireties GIFT MIN ACT (State) (State) Uniform Gifts to Minors Act JT TEN - as joint tenants with rights of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list. For value received the undersigned hereby sells, assigns and transfers unto insert name and address of transferee shares represented by this certificate and does hereby irrevocably constitute and appoint the attorney of the undersigned to transfer the said shares on the books of the Company with full power of substitution in the premises. DATED: Signature of Shareholder Signature of Guarantor Signature Guarantee: The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule | chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program. SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK HOLD TO LIGHT TO VERIFY WATERMARK. PAPIER FILIGRANE, NE PAS ACCEPTER SANS VERIFIER LA PRESENCE DU FILIGRANE, POUR CE FAIRE, PLACER A LA LUMIERE. EN_COMP_V2_01